

Mail Stop 3720

July 24, 2008

Brook W. Lang
Chief Executive Officer
North Coast Partners, Inc.
909 Logan Street, Suite 7J
Denver, Colorado 80203

   Re: North Coast Partners, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed May 16, 2008
    File No. 000-29397

Dear Mr. Lang:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your added disclosure that the company is not currently contemplating a business combination with another company. In light of this fact, it appears that more than 11.7 million shares will be issued in the merger with Montavo and the former shareholders of Montavo will control the company. As a result, revise to disclose the actual number of shares to be issued in the merger and confirm that the former shareholders of Montavo will control the combined company.

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Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: David Lubin, Esq.
        David Lubin & Associates PLLC
        Via facsimile: (516) 887-8250